

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2018

Alexandria Forbes
President and Chief Executive Officer
MeiraGTx Holdings plc
430 East 29th Street, 10th Floor
New York, NY 10016

      Re: MeiraGTx Holdings plc
          Draft Registration Statement on Form S-1
          Submitted March 29, 2018
          CIK No. 0001735438

Dear Dr. Forbes:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note your disclosure that you have five ongoing clinical programs. However, your table indicates that you currently have four clinical programs. Please reconcile your disclosure.

Our Ophthalmology Programs, page 3

2.   We note your disclosure here and in the Business section that you have longstanding relationships with leading institutions in retinal disease treatment, including Moorfields Eye Hospital in London, the University of Michigan Kellogg Eye Center, Massachusetts Eye and Ear, the Medical College of Wisconsin & Froedtert Hospital, and the Casey Eye Institute at the Oregon Health & Science University. Please briefly disclose the nature of your relationship with each institution in the Business section, including any current activity with each institution. If any of these relationships are evidenced by agreements, please tell us how you determined that you were not required to file such agreements as exhibits. To the extent you do not have active relationships with these institutions, please tell us why you believe it is appropriate to list each institution.

Clinical trials are expensive, time-
consuming, difficult to design and implement, and involve an uncertain..., page 18

3.   We note your disclosure on page 21 that you received a question from the FDA around your injection device compatibility assay, thus putting your AAV-CNGB3 IND on partial clinical hold. Please include disclosure in your prospectus summary indicating that AAV-CNGB3 is subject to a partial clinical hold, revise the pipeline chart on pages 2 and 94 to indicate that AAV-CNGB3 is subject to a partial clinical hold, and revise your Business section to provide the particular findings that led to the FDA's institution of the partial clinical hold.

Use of Proceeds, page 71

4.   Please revise the discussion to identify the stage of development you expect to achieve for each of your product candidates with the proceeds of the offering. To the extent you expect to begin a particular stage of development but do not expect to complete it, please indicate that you will need to raise additional funding to complete that stage of development.

Business
Our Ophthalmology Programs, page 99

5.   We note that the preclinical trials discussed in this section provide results without providing proper context for such results. For each of the preclinical trials discussed in this section, please disclose the date(s) of the trials, the sponsor, and the location; scope and size; dosage and duration; and the actual results observed. Please also state whether you have published the data for any of your preclinical studies. Please also confirm that the examples you list in the prospectus are representative of the results of your trials. For example, we note on page 108 you discuss a preclinical study showing that treatment with AAV-RPGR was associated with the restoration of PRGR, but state that this was only one of your preclinical studies looking at AAV-RPGR.

Our Competitive Advantage: Natural History Studies, page 100

6.   Please explain how the natural history studies are structured, including partners for such studies, where such studies are conducted, and how these studies relate to clinical trials. Please also explain what you mean when you say that these studies provide patients that are "well characterized" for your trials.

LCA4-AIPL1, page 111

7.   Please revise here to explain what a ``Compassionate Use´´ program is and why it is significant. Also revise your Government Regulation discussion in the Business section to provide additional disclosure concerning the requirements for achieving this designation and its impact on your clinical development.

Xerostomia, page 113

8.   We note that you are currently conducting a Phase 1/2 dose escalation clinical trial for the treatment of radiation induced xerostomia. Please disclose the location, scope, and size of the trial.

Intellectual Property, page 118

9.   Please revise your discussion to disclose for each material patent and patent application (1) the specific product(s) to which such patents or patent applications relate (2) the type of patent protection (composition of matter, use or process); (3) patent expiration dates; and applicable jurisdictions.

Notes to Consolidated Financial Statements
7. Accrued Expenses, page F-22

10.   Your accrued clinical trial expenses increased from $664,149 in 2016 to $4,859,410 in 2017. You state on page F-9 in "Use of Estimates" that you used significant estimates in accounting for research and development costs and accrued expenses. Tell us if you have historically had material changes in estimates in your accruals for research and development expenses. Also tell us your consideration of including research and development expenses in Critical Accounting Policies.

10. Share-Based Compensation
11. Convertible Preferred C Shares and Shareholders' Deficit, page F-23

11.   You state in "Liquidation Preference" on page F-27 that you accounted for the amendment to reduce the liquidation value of the Preferred Shares as an extinguishment and recorded a loss of $91,203. Please separately present the extinguishment of the preferred shares and new issuance on the Statement of Stockholders' Equity. In addition, please clarify if you accounted for the issuance of the new preferred shares at fair value and tell us how the fair value was determined.

12.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

General

13.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

14.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

    You may contact Mary Mast at 202-551-3613 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Peter Handrinos, Esq.